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                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                   FORM 8-A/A
                                (Amendment No. 1)


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                        STERLING CHEMICALS HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)



                DELAWARE                             76-0185186
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



    1200 SMITH STREET, SUITE 1900
         HOUSTON, TEXAS                              77002-4312
(address of principal executive offices)              (Zip Code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[X]

Securities act registration statement file number to which this form relates:

Not applicable


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     Common Stock, par value $0.01 per share
                                (Title of class)


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                                EXPLANATORY NOTE

        This Amendment No. 1 to Form 8-A/A is being filed to update in its entirety the description of the Registrant's securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, which was originally set forth in the registration statement on Form 8-A of the Registrant (f/k/a Sterling Chemicals, Inc.) dated September 22, 1988.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                          DESCRIPTION OF CAPITAL STOCK

        The total number of shares of stock that the Company has the authority to issue is 22,000,000 shares, consisting of 20,000,000 shares of common stock, par value $.01 per share ("Common Stock"), and 2,000,000 shares of preferred stock of the Company, par value $0.01 per share ("Preferred Stock"). At the Company's Annual Meeting of Stockholders held on January 24, 2001, the stockholders approved an amendment to the Charter (as defined herein) to increase the number of authorized shares of Common Stock to 35,000,000. However, the Board of Directors has not determined when, or if, it will amend the Company's charter to increase the authorized shares of Common Stock. The following summary is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Charter") and Restated Bylaws (the "Bylaws").

        Common Stock. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share for the election of directors and other corporate matters. The holders of Common Stock are not permitted to cumulate votes for the election of directors. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets of the Company available for distribution to the holders of Common Stock. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock have been duly authorized, validly issued, fully paid and nonassessable.

        Preferred Stock. The Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, shares of preferred stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. Except as expressly provided otherwise by law, or except as may be provided in the Certificate of Designations, Preferences, Rights and Limitations creating the applicable series of Preferred Stock, the Preferred Stock does not have any right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of stockholders of the Company. Any issuance of Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has designated certain shares of Preferred Stock as Series A Preferred Stock ("Series A Preferred Stock") and Cumulative Redeemable Preferred Stock, Series B ("Series B Preferred Stock"). The Board of Directors has no present plans to designate any additional series of Preferred Stock.



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        Series A Preferred Stock. The Board of Directors has designated 350,000 shares of Preferred Stock as Series A Preferred Stock. As of September 30, 2000, there were 104,110 shares of Series A Preferred Stock outstanding. The Series A Preferred Stock:

               o ranks, with respect to dividend rights and distribution of assets on liquidation, senior to the Common Stock, on parity with the Series B Preferred Stock described below, and senior to, or on parity with, as the case may be, any other stock of the Company designated as junior to, or on parity with, as the case may be, the Series A Preferred Stock;

               o is redeemable at the Company's option at any time at its liquidation value of $100 per share plus accrued and unpaid dividends thereon (whether or not declared);

               o is redeemable at the holder's option under certain circumstances and at any time on or after June 30, 2009;

               o has a cumulative dividend rate of 10% per annum, with dividends payable semi-annually when and as declared by the Board of Directors of the Company out of funds legally available for the payment of dividends; and

               o has a liquidation preference equal to $100 per share plus accrued but unpaid dividends thereon.

        Dividends on shares of Series A Preferred Stock are payable in cash or, at the option of the Company, in additional shares of Series A Preferred Stock ("Series A PIK Shares"). If at any time dividends payable on shares of Series A Preferred Stock are in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable thereon for two dividend periods, the holders of the Series A Preferred Stock, voting separately as a class, have the exclusive right to elect one director of the Company until such time as the dividends in arrears have been paid in full (whether in cash or in Series A PIK Shares). If the Company fails to pay any dividend to the holders of Series A Preferred Stock, either in cash or in Series A PIK Shares, and the Company was not prohibited from declaring or paying such dividend under applicable law, the holders of the Series A Preferred Stock may require the Company to redeem all or any portion of the shares of Series A Preferred Stock (including Series A PIK Shares) on which such dividends are not paid. However, if the Company pays the relevant dividends within 30 days after receipt of notice from the holder of its election to have the Company redeem such holder's shares, the Company is not obligated to redeem such shares.

        The Certificate of Designations, Preferences, Rights and Limitations creating the Series A Preferred Stock contains limitations on the ability of the Company to (i) declare, pay or set apart for payment any dividend or distribution on or with respect to any stock ranking on a parity with or junior to the Series A Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation, (ii) issue additional shares of Series A Preferred Stock other than as


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Series A PIK Shares, (iii) issue shares of stock ranking senior to the Series A
Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation, (iv) redeem, defease, purchase or otherwise acquire or retire for value any stock ranking on a parity with or junior to the Series A Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation or any mandatory redemption, sinking fund or analogous obligation in respect of such stock, (v) reclassify, by merger, consolidation or otherwise, any shares of stock ranking on a parity with or junior to the Series A Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation as stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation, (vi) merge or consolidate with any entity where the surviving entity will have any outstanding shares of capital stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation or (vii) amend, alter or repeal any provisions of the Certificate of Designations, Preferences, Rights and Limitations of the Series A Preferred Stock.

        The Board of Directors has no present plans to issue any additional shares of Series A Preferred Stock (other than Series A PIK Shares).


        Series B Preferred Stock. The Board of Directors has designated 58,000 shares of Preferred Stock as Series B Preferred Stock. As of September 30, 2000, there were approximately 7,532 shares of Series B Preferred Stock outstanding. The Series B Preferred Stock:

               o ranks, with respect to dividend rights and distribution of assets on liquidation, senior to the Common Stock, on parity with the Series A Preferred Stock, and senior to, or on parity with, as the case may be, any other stock of the Company designated as junior to, or on parity with, as the case may be, the Series B Preferred Stock;

               o is redeemable at the Company's option at any time at its liquidation value of $1,000 per share plus accrued and unpaid dividends thereon (whether or not declared) plus, if such redemption is made prior to July 10, 2002, a premium ranging from 1% to 5% depending on the date of redemption;

               o is redeemable at the holder's option on any dividend payment date after June 30, 2009, with proper written notice, at a price of $1,000 per share plus accrued and unpaid dividends;

               o is redeemable at the holder's option following a specified change of control of the Company at 101% of the liquidation value of $1,000 per share plus accrued and unpaid dividends thereon (whether or not declared); and


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               o  has a cumulative dividend rate of 14% per annum through July
                  10, 2002, and thereafter has a cumulative dividend rate between 14% and 18% depending upon whether and to what extent the Company has paid prior dividends or the current dividend on the Series B Preferred Stock through the issuance of Series B PIK Shares (as defined below) , with dividends payable quarterly when and as declared by the Board of Directors of the Company out of funds legally available for the payment of dividends.

        Dividends on shares of Series B Preferred Stock are payable in cash or, at the option of the Company, in additional shares of Series B Preferred Stock ("Series B PIK Shares"). If at any time dividends payable on shares of Series B Preferred Stock are in arrears and unpaid in an aggregate amount equal to or exceeding the amount of dividends payable thereon for four dividend periods, or the Company is otherwise in default of its obligations pertaining to the Series B Preferred or it or one of its significant subsidiaries becomes bankrupt, the holders of the Series B Preferred Stock, voting separately as a class, have the exclusive right to elect one director of the Company until such time as the dividends in arrears have been paid in full (whether in cash or in Series B PIK Shares) or the relevant event of non-compliance has been cured.

        The Certificate of Designations, Preferences, Rights and Limitations creating the Series B Preferred Stock contains limitations on the ability of the Company to (i) declare, pay or set apart for payment any dividend or distribution on or with respect to any stock ranking on a parity with or junior to the Series B Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation, (ii) issue additional shares of Series B Preferred Stock other than as Series B PIK Shares, (iii) issue shares of stock ranking senior to the Series B Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation, (iv) redeem, defease, purchase or otherwise acquire or retire for value any stock ranking on a parity with or junior to the Series B Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation or any mandatory redemption, sinking fund or analogous obligation in respect of such stock, (v) reclassify by merger, consolidation or otherwise any shares of stock ranking on a parity with or junior to the Series B Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation as stock ranking senior to the Series B Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation,
(vi) merge or consolidate with any entity where the surviving entity will have any outstanding shares of capital stock ranking senior to the Series B Preferred Stock with respect to the payment of dividends or the payment of distributions upon liquidation or (vii) amend, alter or repeal any provisions of the Certificate of Designations, Preferences, Rights and Limitations of the Series B Preferred Stock.

        The Board of Directors has no present plans to issue any additional shares of Series B Preferred Stock (other than Series B PIK Shares).


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PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT

        Statutory Provisions. Section 203 ("Section 203") of the General Corporation Law of the State of Delaware (the "Delaware Act") restricts certain transactions between a corporation organized under Delaware law (or its majority-owned subsidiaries) and any person holding 15% or more of the corporation's outstanding voting stock, together with the affiliates or associates of such person (an "Interested Stockholder"). Section 203 generally prohibits a publicly held Delaware corporation from engaging in the following transactions with an Interested Stockholder, for a period of three years from the date the stockholder becomes an Interested Stockholder (unless certain conditions, described below, are met):

               o  all mergers or consolidations;

               o sales, leases, exchanges or other transfers of 10% or more of the aggregate assets of the corporation;

               o issuances or transfers by the corporation of any stock of the corporation which would have the effect of increasing the Interested Stockholder's proportionate share of the stock of any class or series of the corporation;

               o any other transaction which has the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the Interested Stockholder; and

               o receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of loans, advances, guarantees, pledges or other financial benefits provided by the corporation.

        The three-year ban does not apply if either the proposed transaction or the transaction by which the Interested Stockholder became an Interested Stockholder is approved by the board of directors of the corporation prior to the date such stockholder becomes an Interested Stockholder. Additionally, an Interested Stockholder may avoid the statutory restriction if, upon the consummation of the transaction whereby such stockholder becomes an Interested Stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation without regard to those shares owned by the corporation's officers and directors or certain employee stock plans. Business combinations are also permitted within the three-year period if approved by the board of directors and authorized at an annual or special meeting of stockholders, by the holders of at least 662/3% of the outstanding voting stock not owned by the Interested Stockholder. In addition, any transaction is exempt from the statutory ban if it is proposed at a time when the corporation has proposed, and a majority of certain continuing directors of the corporation have approved, a transaction with a party which is not an Interested Stockholder of the corporation (or who becomes such with board approval) if the proposed transaction involves:

               o  certain mergers or consolidations involving the corporation;

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               o  a sale or other transfer of over 50% of the aggregate assets of the corporation; or

               o a tender or exchange offer for 50% or more of the outstanding voting stock of the corporation.

        Section 203 generally is not applicable to corporations that do not have a class of voting stock that is (i) listed on a national securities exchange,
(ii) authorized for quotation on the NASDAQ Stock Market, or (iii) held of record by more than 2,000 stockholders, unless the corporation elects by a provision of its certificate of incorporation to be governed by Section 203. The Charter contains a provision electing to be governed by Section 203.

        Charter and Bylaws Provisions. The Charter provides that the number of directors will be fixed by the Board of Directors in accordance with the Bylaws, but will consist of not less than three nor more than 15 members. The Bylaws provide that the number of Directors shall be fixed from time to time by resolution of the Board of Directors. The number of Directors is currently fixed at seven. A director of the Company may be removed only upon the affirmative vote of the holders of not less than a majority of the outstanding capital stock entitled to vote generally in the election of directors or pursuant to the Voting Agreement described below. The Board of Directors may not remove any director, and may not recommend that the stockholders remove any director unless such recommendation is set forth in a resolution adopted by the affirmative vote of at least 662/3% of the directors then in office

        The Charter provides that the Company may, by action of its Board of Directors, issue warrants, rights and options with such terms as determined by the Board of Directors. This provision allows the Board of Directors to adopt a rights plan. The Company does not currently have a rights plan in effect.

        The Charter provides that the Company may, by action of its Board of Directors, provide for a sinking fund for the purchase or redemption of shares of any series of Preferred Stock and specify the terms and conditions governing the operations of any such fund. The Company does not have any such fund.

        The Charter provides that nominations of persons for election to the Board of Directors may be made by or at the direction of the Board of Directors, and that the Bylaws may set forth procedures for nominations of persons for election to the Board of Directors. The Bylaws provide that, except as otherwise provided in the Voting Agreement described below, nominations of persons for election to the Board of Directors at a meeting of stockholders may be made only
(i) by or at the direction of the Board of Directors or (ii) by any stockholder entitled to vote for the election of directors at the meeting who satisfies the eligibility requirements (if any) set forth in the Charter and who complies with the notice procedures set forth in the Bylaws and in the Charter. The Bylaws provide that, except as otherwise provided in the Voting Agreement, nominations by stockholders may only be made pursuant to timely notice in writing to the Secretary of the Company, such notice to contain certain information specified in the Bylaws with respect to such stockholder and such


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stockholder's nominee(s). In order to be timely, a stockholder's notice given in the context of an annual meeting must be delivered to the Company not earlier than the 150th day and not later than the 120th day in advance of the first anniversary of the previous year's annual meeting of stockholders; provided, however, that if no annual meeting was held in the previous year or the date of the annual meeting of stockholders has been changed by more than 30 calendar days from such anniversary date, the notice must be so delivered to the Company not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which the date of such annual meeting is first made in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended (a "Public Announcement"). A stockholder's notice given in the context of a special meeting will not be timely unless it is delivered to the Company not earlier than the 150th day prior to such special meeting and not later than the close of business on the later of the 120th day prior to such special meeting or the 10th day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such special meeting. The Charter and the Bylaws provide that any newly created directorship resulting from an increase in the number of directors, or any vacancy on the Board of Directors, may only be filled by vote of a majority of the remaining directors then in office, even though less than a quorum, and may not be filled by the stockholders. The Charter and Bylaws also provide that special meetings of the stockholders may only be called by the Chairman of the Board, the Chief Executive Officer or a majority of the directors constituting the whole Board of Directors and that, except as otherwise provided in the Voting Agreement, the stockholders may not act by written consent. The Charter provides that these provisions of the Charter may not be amended by the stockholders without the approval of at least 662/3% of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. The Bylaws provide that no provision of the Bylaws may be amended by the stockholders without the approval of at least 662/3% of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class. The Bylaws also provide that, in case any provision of the Bylaws relating to the nomination, election, term of office, removal, filling of vacancies and other features of a director conflicts with the provisions of the Voting Agreement as they pertain to any "Designee" under the Voting Agreement, the provisions of the Voting Agreement shall govern and be controlling.

        The Charter provides that stockholders have the right to propose business for consideration at any meeting of the stockholders but only as may be expressly provided in, and then only in compliance with, the Bylaws. The Bylaws provide that, at any annual meeting of stockholders, only such business will be conducted as shall have been properly brought before the meeting and that, to be properly brought before an annual meeting, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors or (iii) properly brought before the meeting by a stockholder. In order for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in writing to the Secretary of the Company in the same manner, and subject to the same time limitations,


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applicable to notices given by stockholders in connection with nominations of persons for election to the Board of Directors. Such notice must contain certain information specified in the Bylaws with respect to such stockholder and the business proposed to be conducted. The Bylaws provide that, at any special meeting of stockholders, only such business will be conducted as is specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors and that the stockholders will not be entitled, by virtue of the Bylaws, to propose business for consideration at any special meeting of the stockholders.

        Voting Agreement. As of December 22, 2000, the holders of 6,653,583 shares of Common Stock, representing approximately 52% of the outstanding Common Stock, were parties to a Third Amended and Restated Voting Agreement dated as of February 1, 1999 (the "Voting Agreement"). Three of the Company's directors, Messrs. Diassi, Hevrdejs and Nelson, are parties to the Voting Agreement. Other parties to the Voting Agreement include William A. McMinn, one of the Company's former directors, William C. Oehmig, Susan O. Rheney (as Trustee of the Rheney Living Trust), Koch Capital Services, Inc., affiliates of Clipper Capital Partners, L.P. who are commonly referred to collectively as "The Clipper Group", FSI No. 2 Corporation, a wholly owned subsidiary of Fayez Sarofim & Co., Olympus Growth Fund II, L.P., Olympus Executive Fund, L.P., Credit Suisse First Boston, Gordon A. Cain and James Crane. The parties to the Voting Agreement are required to vote any shares of Common Stock owned by them in favor of three nominees to the Company's Board of Directors; one to be designated by The Clipper Group, one to be designed by Gordon A. Cain and one to be designated by Koch Capital. However, Koch Capital has waived its right to designate a director under the Voting Agreement. Each of The Clipper Group and Mr. Cain has the right to remove any director that it or he designated and designate a director to fill any vacancy created by the death, resignation or removal of their prior designee. The right of The Clipper Group to designate nominees under the Voting Agreement terminates on the earlier of August 21, 2006 or the time at which The Clipper Group beneficially own less than 5% of the outstanding Common Stock. The right of Mr. Cain to designate nominees under the Voting Agreement terminates upon the earlier of (a) December 15, 2008 and (b) the later of (i) the expiration of the Standby Purchase Agreement to which he is a party and (ii) the time at which Mr. Cain beneficial owns less than 5% of the Common Stock.

LIMITATION ON DIRECTORS AND OFFICERS LIABILITY

        The Delaware Act authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by such legislation, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Although the Delaware Act does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. The Charter limits the liability of the Company's directors to the Company or its stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by the


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Delaware Act. Specifically, directors of the Company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Act or (iv) for any transaction from which the director derived an improper personal benefit.

        This provision of the Charter may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders.

TRANSFER RESTRICTIONS

        As of December 22, 2000, the holders of 8,753,243 shares of Common Stock, representing approximately 68% of the Common Stock outstanding, were parties to a Stockholders Agreement originally dated as of August 21, 1996 and a Tag-Along Agreement dated as of August 21, 1996. The Stockholders Agreement, as amended, restricts the transfer of shares of Common Stock held by the parties (with certain exceptions), including any disposition of a control position, unless such shares are first offered to be sold to the Company's employee stock ownership plan (the " ESOP"), then to the Company and then to the other parties to the Stockholders Agreement.

        The Stockholders Agreement contains a "Material Agreement Provision" prohibiting the stockholders who are parties thereto from transferring shares of Common Stock if, in the reasonable judgment of the Company, the transfer would cause a material breach, default, event of default or acceleration of payments under any agreement to which the Company or any of its subsidiaries is a party and under which the indebtedness or liability of the Company exceeds $1.0 million.

        The Stockholders Agreement contains provisions (the "Control Provisions") respecting Control Dispositions, as defined below. The Control Provisions prohibit any stockholder who is a party to the Stockholders Agreement from initiating the acceptance of any Control Disposition offer without first complying with the right of first refusal provisions of the Stockholders Agreement. After compliance with the applicable right of first refusal provisions of the Stockholders Agreement, a stockholder who desires to, and is permitted to, initiate the acceptance of a Control Disposition offer (the "Initiating Stockholder") must give each other holder of Common Stock who is a party to the Stockholders Agreement the option to participate in the proposed Control Disposition on a pro rata basis.

        A Control Disposition is defined as any disposition or series of related dispositions which would have the effect of transferring to any transferee or group more than (i) 40% of the then outstanding shares of Common Stock (on a fully diluted basis), or (ii) 15% of the shares of Common Stock then outstanding if thereafter the proposed transferee would directly or indirectly have

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beneficial ownership of 50% or more of all of the then outstanding Common Stock
(on a fully diluted basis).

        The Stockholders Agreement requires that, at any time that the Company is engaged in an underwritten public offering of its securities, each stockholder who is a party thereto must refrain from making any disposition of Common Stock on a securities exchange, in the over-the-counter market or in any other public trading market for the period of time requested by the Company.

        The Stockholders Agreement terminates on any of the following events:
(1) the dissolution of the Company; (ii) any event that reduces the number of parties to the Stockholders Agreement to one in accordance with the terms thereof; (iii) a registered public offering of Common Stock (excluding certain offerings) resulting in net proceeds to the Company of not less than $75 million; (iv) the written agreement of parties holding at least 50% of the shares of Common Stock subject to the Stockholders Agreement (or 75% of such shares if any party to the Stockholders Agreement holds more than 50% of the shares of stock subject to the Stockholders Agreement); or (v) the occurrence of the date August 21, 2006; except that the provisions of the Stockholders Agreement applicable to Control Dispositions that also constitute a Transfer that is subject to the Tag-Along Agreement will remain in force and effect after a termination of the Stockholders Agreement so long as the Tag-Along Agreement remains in force and effect.

        The Tag-Along Agreement provides that if any party to the agreement, either by themselves or together with others, proposes to transfer a total of 51% or more of the outstanding shares of Common Stock, that party must give notice of the proposed transfer to each person that retained shares of Common Stock in the Company's recapitalization conducted in August of 1996, and each of these stockholders will have the right to have any shares they retained in that recapitalization included in the transfer on a pro rata basis and on the same terms and conditions.

REGISTRATION RIGHTS

        The Company has entered into a Registration Rights Agreement (the "Registration Rights Agreement") with certain holders of Common Stock (collectively, the "Participants"), including The Clipper Group (who holds in excess of 10% of the Common Stock) and some of the Company's officers and directors, relating to the registration of the Participants' shares of Common Stock in subsequent offerings of Common Stock. The Registration Rights Agreement expires on August 21, 2006. Pursuant to the Registration Rights Agreement, the Participants are entitled, subject to certain limitations, to include their shares of Common Stock in any registration of shares initiated by the Company under the Securities Act of 1933, as amended (the "Securities Act") wherein the aggregate net proceeds to the Company are at least $75 million. In addition, after the 120th day following certain public offerings, one or more of the Participants may require the Company to effect one registration of all or any part of their shares of Common Stock under the Securities Act (a "Demand Registration"), up to a total of four Demand Registrations, so long as the amount of Common Stock to be registered has an aggregate fair market value of $50 million or more. In addition, after four Demand Registrations have been effected, the Participants have the right to require one additional

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

registration in which their shares of Common Stock will not be subject to pro rata cutback with others entitled to registration rights. The Registration Rights Agreement requires the Company to pay the costs associated with any registration effected pursuant to the Registration Rights Agreement, other than sales discounts, commissions, transfer taxes and amounts to be borne by underwriters.

        The Company, at its option, may delay the filing of a registration statement required pursuant to any Demand Registration for (i) in excess of four months if it has (a) determined to file a registration statement for an underwritten public offering of Common Equity Securities (as defined) the net proceeds of which are expected to be at least $75 million, or (b) initiated discussions with an underwriter in preparation for a public offering of its securities as to which it expects to receive net proceeds of at least $75 million and the Demand Registration, in the underwriter's opinion, would have a material adverse effect on the offering, or (ii) up to three months if it is in possession of material information that it is not otherwise required to disclose and it reasonably deems it advisable not to disclose such information in a registration statement.

        The Registration Rights Agreement contains customary provisions whereby the Company and the Participants indemnify and agree to contribute to the other with regard to losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act.

DIVIDEND POLICY

        The Company has not paid dividends on the Common Stock in any of its last three fiscal years and does not anticipate paying dividends for the foreseeable future. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions, and such other factors as the Board of Directors deems relevant, including restrictions contained in the Company's agreements and charter documents. The payment of dividends on the Common Stock is also restricted by the terms of the indenture governing the Company's 13-1/2% Senior Secured Discount Notes due 2008 and the terms of both series of outstanding Preferred Stock. In addition, the Company's subsidiaries are parties to various debt agreements that limit their ability to provide funds to the Company by way of dividends, distributions and advances.

TRANSFER AGENT

        The Transfer Agent for the Common Stock is Computershare Investor Services, L.L.C.

ITEM 2. EXHIBITS

        The following exhibits to this Registration Statement on Form 8-A are either filed herewith or are incorporated by reference from the documents specified, which have been filed with the Securities and Exchange Commission.

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


        3.1 Restated Certificate of Incorporation of Sterling Chemicals Holdings, Inc., incorporated by reference from Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997.

        3.2 Restated Bylaws of Sterling Chemicals Holdings, Inc., incorporated by reference from Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996.

        4.1     Registration Rights Agreement, incorporated by reference from
                Exhibit 4.11 to the Registration Statement on Form S-1 of STX Acquisition Corp. and STX Chemicals Corp. (Registration No. 333-04343).

        4.2 Sterling Chemicals Holdings, Inc. Stockholders Agreement dated effective as of August 21, 1996, incorporated by reference from
                Exhibit 4.10 to the Registration Statement on Form S-1 of STX Acquisition Corp. and STX Chemicals Corp. (Registration No. 333-04343).

        4.2a First Amendment to Sterling Chemicals Holdings, Inc. Stockholders Agreement dated effective as of December 31, 1997, incorporated by reference from Exhibit 4.7 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

        4.2b Second Amendment to Sterling Chemicals Holdings, Inc. Stockholders Agreement dated effective as of May 1, 1998, incorporated by reference from Exhibit 4.9(b) of the Company's Annual Report on Form 10-K for the fiscal year ending September 30, 1998.

        4.3 Third Amended and Restated Voting Agreement dated as of February 1, 1999, incorporated by reference from Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999.

        4.4 Tag-Along Agreement dated as of August 21, 1996, incorporated by reference from Exhibit 4.13 to the Registration Statement on Form S-1 of STX Acquisition Corp. and STX Chemicals Corp. (Registration No. 333-04343).


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


                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 14, 2001

                                       STERLING CHEMICALS HOLDINGS, INC.


                                       By:   /s/ DAVID G. ELKINS
                                         --------------------------------------
                                         Name:   David G. Elkins
                                         Title:  President



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